

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50015

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TripleTree, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 Minnesota Drive, Suite 200
(No. and Street)

Edina	MN	55435
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Haedt 952-223-8429
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

800 Nicollet Mall, Suite 600	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Susan Haedt _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
TripleTree, LLC _____, as
of December 31 _____, 20 20 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



DAVID M WIESE
Notary Public
Minnesota
My Commission Expires
Jan 31, 2023

_____
Signature

CFO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIPLETREE, LLC

FINANCIAL STATEMENTS

Public Document

December 31, 2020

TRIPLETREE, LLC

INDEX TO FINANCIAL STATEMENTS

December 31, 2020



BDO

Tel: 612-367-3000
Fax: 612-367-3001
www.bdo.com

800 Nicollet Mall, Suite 600
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

Board of Governors
TripleTree, LLC
Edina, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TripleTree, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Company's auditor since 2013.

Minneapolis, Minnesota
February 19, 2021

TRIPLETREE, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Cash and cash equivalents	$	53,735,087
Receivables from customers		209,175
Due from related parties		2,755.862
Prepaid expenses		429,776
Prepaid retention compensation		884,021
Total current assets		58,013,921
Prepaid retention compensation - long term		974,931
Right of use assets from operating leases		1,169,875
Property and equipment, net		417,542
Total assets	$	60,576,269

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	115,193
Accrued compensation		20,788,995
Deferred income		187,200
Other accrued expenses		357,552
Current operating lease liabilities		929,330
Total current liabilities		22,378,270
Long-term operating lease liabilities		333,550
Total liabilities		22,711,820
Member's equity		37,864,449
Total member's equity		37,864,449
Total liabilities and member's equity	$	60,576,269

See accompanying notes to financial statements.

TRIPLETREE, LLC

NOTES TO FINANCIAL STATEMENTS

As of and for the Year Ended December 31, 2020

1.　　　**Organization and Summary of Significant Accounting Policies**

Nature of Business:

TripleTree, LLC ("Company") is a privately held Minnesota limited liability company, wholly owned by TripleTree Holdings, LLC ("Holdings"). Pursuant to the Company's articles of organization, the Company will exist for a thirty-year period expiring January 13, 2027. The Company operates as a registered securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily provides investment banking advisory services to clients in the information technology and health care industries located throughout the United States and internationally. The Company's corporate offices are located in Edina, Minnesota, and has a branch office in New York, New York.

The Company does not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073. The Company does not and will not, (a) directly or indirectly, receive, hold or otherwise owe funds or securities for or to customers, (b) does not and will not carry accounts of or for customers and (c) does not and will not carry PAB accounts.

Basis of Presentation:

The financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Recently adopted accounting pronouncement:

On January 1, 2020, the Company adopted ASU2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments", which replaces the incurred loss methodology with a current expected loss ("CECL") methodology. The Company elected the modified retrospective method which did not result in a cumulative-effect adjustment at the date of adoption.

Cash and Cash Equivalents:

For purposes of the statement of financial condition presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds, and highly liquid debt instruments with a purchase date maturity of less than 90 days to be cash and cash equivalents.

1.   **Organization and Summary of Significant Accounting Policies (Continued)**

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and receivables from customers. The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company believes it has its cash deposits at high quality financial institutions. The Company has not experienced any losses to date related to these balances. At December 31, 2020, the Company had deposits in excess of federally insured amounts aggregating $53,228,237 at two financial institutions.

Receivables from customers arise from the Company providing investment banking services to its customers located throughout the United States and Internationally. The Company is typically dependent on a small number of customers for its investment banking fees and generally does not require any collateral from its customers. At December 31, 2020, 60% of accounts receivable from customers was owed by two customers.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Receivables from Customers and Allowance for Doubtful Accounts:

The Company evaluates the collectability of receivables from customers based on a combination of factors using the CECL framework. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific reserve is recorded to reduce the receivable to the amount the Company believes will be collected. For all other customers, the Company records allowances for doubtful accounts based on the length of time the receivables are past due and historical experience. Typically, the Company considers all receivables not paid within specified terms of the invoice (generally ninety days) as past due. There was no allowance for doubtful accounts recorded at December 31, 2020.

1. **Organization and Summary of Significant Accounting Policies (Continued)**

Property and Equipment:

Property and equipment is stated at cost. Depreciation is computed using the straight-line method and is charged to expense based on the estimated useful lives of the assets. Expenditures for additions and improvements are capitalized, while repairs and maintenance are expensed as incurred.

Lease Accounting:

The Company accounts for operating leases in accordance with ASC 842, which establishes accounting and reporting standards for the firm's operating leases. A right-of-use ("ROU") lease asset and lease liability is recognized on the statement of financial condition for all leases with a term longer than 12 months.

2. **Novel Coronavirus ("COVID-19")**

The outbreak of COVID-19 has adversely impacted global commercial activity and contributed to significant decline and volatility in commercial markets. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. The pandemic and government responses are creating disruption in global supply chains, operational liquidity, and adversely impacting many industries.

The length of time and full extent to which the COVID-19 pandemic may directly or indirectly impact the Company, including revenue, expenses, reserves and allowances or employee related amounts depends on future developments that are highly uncertain. The COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic may have on the Company's financial condition, liquidity, and future results of operations.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security ("CARES") Act was enacted and signed into law. The Company elected to defer employer Social Security Tax deposits from May to December 2020 for a total of $119,838. As of February 17, 2021, this balance has been paid in full.

3.   **Prepaid Retention Compensation**

In cases where the Company utilizes clawback clauses for periods of more than 12 months on incentive compensation paid to select key position hires, this incentive compensation is recorded as prepaid employee retention compensation on the balance sheet in accordance with ASC 710, Other Cash Deferred Compensation Plans. This compensation is expensed ratably over the clawback period (generally 2 to 3 years) as the employee becomes eligible to earn the compensation amount. Prepaid retention compensation has been split between current and non-current based on the length of the clawback period.

Prepaid retention compensation consisted of the following at December 31, 2020:

Balance – beginning of year	$	546,563
Cash payments in the current year		2,000,000
Expense recognized during the year		(687,611)
Total prepaid retention compensation – end of year		1,858,952
Less: current portion		884,021
Prepaid retention compensation – non-current portion	$	974,931

4.   **Property and Equipment**

Property and equipment consisted of the following at December 31, 2020:

	2020	Estimated Useful Lives In Years
Office furniture and equipment	$ 770,402	7
Computer equipment	573,363	5
Leasehold improvements	1,132,379	Life of Lease
Construction in progress	82,801	
Total property and equipment	2,558,945	
Less: accumulated depreciation	2,141,403	
Property and equipment, net	$ 417,542	

5.   **Member's Equity**

Authorized, issued and outstanding units at December 31, 2020 were as follows:

	Units
	Voting
	Class A Common
Authorized units	20,000,000
Issued and outstanding	5,173,333

The Company has a mandatory distribution policy whereby at least 50% of the Company's income would be distributed to the common unit holder within 60 days after a year end. Upon unanimous approval of the Board of Governors or two-thirds approval of outstanding Class A Common Unit holders, the amount of the distribution can be modified or forgone.

6.   **Leases**

Operating Leases:

The Company leases office space for both the corporate office in Minnesota and a branch office in New York, and as such, recognizes a ROU lease asset and lease liability on the statement of financial condition for all leases with a term greater than 12 months. The lease liability represents the Company's obligation to make future lease payments and is recorded at an amount equal to the present value of the remaining lease payments due over the lease term. The ROU lease asset, which represents the right to use the underlying asset during the lease term, is measured based on the carrying value of the lease liability, adjusted for other items, such as lease incentives. Lease incentives received upon entering into certain leases are recognized on a straight-line basis as a reduction of rent expense from the date the Company takes possession of the property to the end of the lease term. Lease incentives, which initially reduce the ROU lease asset, are a component of the amortization of the ROU lease asset.

The discount rate used to determine the present value of the remaining lease payments reflects the Company's incremental borrowing rate, which is the rate the Company would have to pay to borrow on a secured or unsecured basis over a similar term in a similar economic environment. The weighted-average discount rate was 5.0 percent at December 31, 2020.

The Company has operating leases for office space. The leases provide for increasing monthly base rent payments over the lease term plus a pro-rata share of operating expenses and real estate taxes. With lease extensions executed during the year, the leases in Minnesota and New York expire December 31, 2021 and December 31, 2022, respectively. The Minnesota office lease has a renewal option for an additional six months, however there is no reasonable certainty that the Company will exercise this

6.   **Leases (Continued)**

option. As such, the lease liability has been calculated through the expiration date and not the renewal term. There is no renewal option for the New York office space.

The Company's Minnesota lease is jointly executed with Holdings and its other subsidiaries. The Company pays its pro-rata portion of the office space representing 75% of the total leased space, with Holdings and its other subsidiaries occupying and paying the costs associated with the remaining 25% of the leased office space. If Holdings and its other subsidiaries were not able to meet their obligation of paying their 25% portion, the Company would be responsible to cover these payments.

Lease expense for lease payments is recognized on a straight line basis over the lease term. The components of lease expense are as follows:

Operating lease cost	$	886,220

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flows to operating leases	$	821,627
Weighted average operating lease term remaining		1.5 years
Weighted average discount rate for operating leases		5.0%

Future minimum rental payments as of December 31, 2020:

2021	$	966,524
2022		340,020
Total minimum operating lease payments		1,306,544
Less: imputed interest		43,664
Operating lease liability	$	1,262,880

7.   **Related Party Transactions**

The Company and TTCP Management Services, LLC ("TTCP"), a wholly owned subsidiary of Holdings, have an expense allocation agreement whereby the Company pays and is reimbursed for certain shared general and administrative expenses incurred on behalf of TTCP. The balance owed as of December 31, 2019 was $2,621,815, and has been reimbursed in 2020. During 2020, the Company paid an aggregate of $2,612,505 of expenses on behalf of TTCP of which all remains due from TTCP as of December 31, 2020 and is reflected in due from related parties on the accompanying statement of financial condition. As of February 11, 2021, this balance has been received.

The Company also pays and is reimbursed for certain miscellaneous expenses incurred on behalf of TripleTree Holdings. The balance due from Holdings as of December 31, 2020 is $143.357 and is reflected in due from related parties on the accompanying statement of financial condition.

8.   **401(k) Profit Sharing Plan**

The Company has a 401(k) profit sharing plan covering substantially all of its employees. Participants may contribute a percentage of compensation up to the maximum allowed by the Internal Revenue Code. The Plan also provides for discretionary matching and profit sharing contributions. The Company has accrued $547,313 in discretionary contributions for the year ended December 31, 2020 which is reflected in accrued compensation on the statement of financial condition.

9.   **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $32,193,142 which was $30,757,012 in excess of its required net capital of $1,436,130. The Company's ratio of aggregate indebtedness to net capital was 0.67:1 at December 31, 2020.

10. **Subsequent Events**

The Company has evaluated subsequent events through February 19, 2021, which is the date the financial statements were available to be issued.

In accordance with the Company's Member Control Agreement, the Company made two distributions subsequent to the 2020 fiscal year within the allowable 60 day window on January 13, 2021 and February 16, 2021 in the amount of $7,000,000 and $5,028,790 respectively. These in addition to a distribution made during the year satisfies the requirement to distribute 50% of the Company's profit for 2020.

Management has determined that there are no further material events that would require adjustments to, or disclosure in, the Company's financial statements.